Exhibit 99.1

TRENCH ELECTRIC BV

CODE OF ETHICS

General Philosophy

The honesty, integrity and sound judgment of our employees, officers and directors is essential to the reputation and success of Trench Electric B.V. (the “Company”).

This Code of Ethics governs the actions and working relationships of Company employees, officers and directors with current and potential customers, suppliers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom the Company has contact.

This Code of Ethics:

•	Requires the highest standards for honest and ethical conduct, including proper and ethical procedures for dealing with actual or apparent conflicts of interest between personal and professional relationships.

•	Requires fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with governmental and regulatory agencies.

•	Requires compliance with applicable laws, rules and regulations.

•	Addresses potential or apparent conflicts of interest and expects employees, officers and directors to communicate those conflicts to the Company.

•	Addresses misuse or misapplication of the Company’s property and corporate opportunities.

•	Requires the highest level of confidentiality and fair dealing within and outside the Company environment.

•	Requires reporting of any illegal behavior.

Senior Financial Officers

While all employees, officers and directors are required to adhere to the Company’s Code of Ethics, the professional and ethical conduct of senior financial officers is particularly essential to the proper function and success of the Company. All senior financial officers are expected to adhere to the Company’s Code of Ethics at all times.

Conflicts of Interest

A “conflict of interest” occurs when your private interest interferes or appears to interfere or conflict in any way with the interests of the Company. Any position or interest, financial or otherwise, which could materially conflict with your performance as an employee, officer or director of the Company, or which affects or could reasonably be expected to affect your independence or judgment concerning transactions between the Company, its customers, suppliers or competitors or otherwise reflects negatively on the Company would be considered a conflict of interest.

You are expected to avoid all situations that might lead to a real or apparent material conflict between your self-interest and your duties and responsibilities as an employee, officer or director of the Company. If you suspect that a transaction or relationship in which you are involved might give rise to a conflict of interest, you should disclose it to the Group Finance Director.

Confidentiality

Non-public information regarding the Company or its businesses, employees, customers and suppliers is confidential. As a Company employee, officer or director, you are trusted with confidential information. You are only to use such confidential information for the business purpose intended. You are not to share confidential information with anyone outside of the Company, including family and friends, or with other employees who do not need the information to carry out their duties. You may be required to sign a specific confidentiality agreement in the course of your employment at the Company. You remain under an obligation to keep all information confidential even after your employment with the Company ends.

The following is a non-exclusive list of confidential information:

1.	The Groups current and forecast trading results, before they have been made available in the public domain.

2.	Trade secrets, which include any business or technical information, such as formula, program, method, technique, compilation or information that is valuable because it is not generally known.

3.	All rights to any invention or process developed by an employee using Company facilities or trade secret information, resulting from any work for the Company, or relating to the Company’s business.

4.	Proprietary information such as customer lists and customers’ confidential information.

Any and all public and media communications involving the Company (other than pure trade announcements) must have prior clearance from the Chief Executive Officer.

Corporate Opportunities

Using confidential information about the Company or its businesses, employees, officers, directors, customers, consumers or suppliers for personal benefit or disclosing such information to others outside your normal duties is prohibited.

Employees, officers and directors are prohibited from:

(i)	Personally benefiting from opportunities that are discovered through the use of Company property, contacts, information or position.

(ii)	Accepting employment or engaging in a business (including consulting or similar arrangements) that may conflict with the performance of your duties or the Company’s interest.

(iii)	Soliciting, demanding, accepting or agreeing to accept anything of value from any person in conjunction with the performance of your employment or duties at the Company.

(iv)	Acting on behalf of the Company in any transaction in which you or your immediate family has a significant direct or indirect financial interest.

There are certain situations in which you may accept a personal benefit from someone with whom you transact business such as:

(v)	Accepting a gift in recognition of a commonly recognized event or occasion (such as a promotion, new job, wedding or retirement). A gift accompanying an award in recognition of service or accomplishment may be accepted without violating these guidelines so long as the gift does not exceed US$250 from any one individual in any calendar year.

(vi)	Accepting something of value if the benefit is available to the general public under the same conditions on which it is available to you.

(vii)	Accepting meals, refreshments, travel arrangements and accommodations and entertainment of reasonable value in the course of a meeting or other occasion to conduct business or foster business relations.

Outside Business Relationships

Before agreeing to act as a director, officer, consultant, or advisor for any other business organization, you should notify your immediate supervisor, who in turn should notify the Managing Director of the relevant business unit.

Directors should disclose all new directorships or potential directorships to the Chief Executive Officer in order to avoid any conflicts of interest and to maintain independence.

The Company encourages civic, charitable, educational and political activities as long as they do not interfere with the performance of your duties at the Company. Before agreeing to participate in any civic or political activities, you should contact your immediate supervisor, who in turn should notify the Managing Director of the relevant business unit.

Fair Dealing

Each employee, officer and director should undertake to deal fairly with the Company’s customers, suppliers, competitors and employees. Additionally, no one should take advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practices.

Employees must disclose prior to or at their time of hire the existence of any employment agreement, non-compete or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with the Company. Copies of such agreements should be provided to permit evaluation of the agreement in light of the employee’s position. In no event shall an employee use any trade secrets, proprietary information or other similar property, acquired in the course of his or her employment with another employer, in the performance of his or her duties for or on behalf of the Company.

Protection and Proper Use of Company Property

All employees, officers and directors should protect the Company’s property and assets and ensure their efficient and proper use. Theft, carelessness and waste can directly impact the Company’s profitability, reputation and success. Permitting Company property (including data transmitted or stored electronically and computer resources) to be damaged, lost, or used in an unauthorized manner is strictly prohibited. Employees, officer and directors may not use corporate, bank or other official stationary for personal purposes.

Company Political Activities

No employee, officer or director may make any political contribution for the Company or use the Company’s name, funds, property, equipment or services for the support of political parties, initiatives, committees or candidates. This includes contribution of any value. Additionally, lobbying activities or government contacts on behalf of the Company, other than sales activities, should be coordinated with the Chief Executive Officer.

Disclosure and Communication of Information

All information provided in connection with communications to our bondholders, the public, or in SEC reports must be provided in a manner which allows for the disclosure within such communications or reports to be fair, accurate, timely and understandable. To the extent that an employee of any level is involved in the preparation of documentation relating to or supporting such reports or communications, he or she should ensure strict adherence to these standards.

Reporting of Illegal or Unethical Behavior

All employees, officers and directors are expected to demonstrate the ability to properly manage their personal finances, particularly the prudent use of credit. The Company recognizes that its customers must have faith and confidence in the honesty and character of its employees, officers and directors. In addition to the importance of maintaining customer confidence, there are specific laws that outline the actions the Company must take regarding any known, or suspected, crime involving the affairs of the Company.

Fraud is an element of business that can significantly affect the reputation and success of the Company. The Company requires its employees, officers and directors to talk to supervisors, managers or other appropriate personnel to report and discuss any known or suspected criminal activity involving the Company or its employees. If, during the course of employment, you become aware of any suspicious activity or behaviour including concerns regarding questionable accounting or auditing matters, you must report violations of laws, rules, regulations or this Code of Ethics to Group Chairman or one or the non executive Directors.

Administration and Waiver of Code of Ethics

This Code of Ethics shall be administered and monitored by the Company’s Board. Any questions and further information on this Code of Ethics should, in the first instance, be directed to the Group Finance Director.

Employees, officers and directors of the Company are expected to follow this Code of Ethics, and to represent the Company (and its subsidiaries) in a responsible manner in all regions and territories, at all times. Generally, there should be no waivers to this Code of Ethics, however, in rare circumstances conflicts may arise that necessitate waivers. Waivers will be determined on a case-by-case basis by the Company’s Chief Executive who may consult with the Company’s outside legal counsel, if necessary.

Waivers for directors and executive officers, however, must be determined by the board of directors. For members of the board of directors, executive officers and senior financial officers, the board of directors shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethics. Any significant waiver and the grounds for such waiver by directors, executive officers or senior financial officers shall be disclosed in the next 6K published by the Company.

Known or suspected violations of this Code of Ethics will be investigated and may result in disciplinary action up to and including immediate termination of employment.

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